# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Upstream Bio, Inc., CIK 0002022626
CUSIP: 91678A107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 890 Winter Street, Suite 200, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-004199
Filed by CIK 0001834150

## Reporting persons
- Decheng Capital Global Life Sciences Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,724,868; sole dispositive power 0; shared dispositive power 2,724,868; aggregate amount beneficially owned 2,724,868 (4.9% of the class)
- Decheng Capital Management IV (Cayman), LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,724,868; sole dispositive power 0; shared dispositive power 2,724,868; aggregate amount beneficially owned 2,724,868 (4.9% of the class)
- Xiangmin Cui: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,724,868; sole dispositive power 0; shared dispositive power 2,724,868; aggregate amount beneficially owned 2,724,868 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Upstream Bio, Inc.
Address of issuer's principal executive offices: 890 Winter Street, Suite 200, Waltham, MA, 02451.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Decheng Capital Global Life Sciences Fund IV, L.P. ("Fund IV")
Decheng Capital Management IV (Cayman), LLC ("GP IV")
Xiangmin Cui ("Dr. Cui")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
3000 Sand Hill Road, Building 2, Suite 110
Menlo Park, CA 94025
Citizenship:
Fund IV Cayman Islands
GP IV Cayman Islands
Dr. Cui United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 2,724,868 shares of common stock held directly by Fund IV. GP IV is the general partner of Fund IV and shares voting and investment authority over the shares held by Fund IV. Dr. Cui is the manager of GP IV. Dr. Cui shares voting and investment authority over the shares held by Fund IV.
Percent of class: As of September 30, 2026, each Reporting Person beneficially owned 4.98% of the Issuer's common stock. Such percentage is based upon 54,771,041 shares of the Issuer's common stock outstanding as of August 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026. Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of the Reporting Persons' cover pages have been rounded down to 4.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Decheng Capital Global Life Sciences Fund IV, L.P.: /s/ Xiangmin Cui, By Decheng Capital Management IV (Cayman), LLC, its General Partner, By Xiangmin Cui, Manager (10/29/2026)
- Decheng Capital Management IV (Cayman), LLC: /s/ Xiangmin Cui, By Xiangmin Cui, Manager (10/29/2026)
- Xiangmin Cui: /s/ Xiangmin Cui, Xiangmin Cui (10/29/2026)